UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2023

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa

Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

June 28, 2023

To whom it may concern:

Mizuho Financial Group, Inc.

Filing of Extraordinary Report

Mizuho Financial Group, Inc. (“Mizuho Financial Group”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the ordinary general meeting of shareholders of Mizuho Financial Group.

1. Reason for filing

Given that the proposal was adopted at the 21st Ordinary General Meeting of Shareholders of Mizuho Financial Group held on June 23, 2023, Mizuho Financial Group filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs.

2. Description of report

(1)	Date on which the ordinary general meeting of shareholders was held

June 23, 2023

(2)	Matters to be resolved

Company proposal

Proposal 1:	Appointment of fourteen (14) directors

It was proposed that Mr. Yoshimitsu Kobayashi, Mr. Ryoji Sato, Mr. Takashi Tsukioka, Mr. Kotaro Ohno, Mr. Hiromichi Shinohara, Mr. Masami Yamamoto, Ms. Izumi Kobayashi, Ms. Yumiko Noda, Mr. Seiji Imai, Mr. Hisaaki Hirama, Mr. Masahiro Kihara, Mr. Makoto Umemiya, Mr. Motonori Wakabayashi and Mr. Nobuhiro Kaminoyama, fourteen (14) in total, be appointed to assume the office of director.

Shareholder proposal

Proposal 2:	Partial amendment to the Articles of Incorporation (issuing and disclosing a transition plan to align lending and investment portfolios with the Paris Agreement’s 1.5 degree goal requiring net zero emissions by 2050)

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(3)	Number of voting rights for approval, disapproval and abstention for the matters to be resolved, and the requirement for adoption and voting results thereof

Matters to be resolved	Number of approval (units)	Number of disapproval (units)	Number of abstention (units)	Approval rate (%)	Voting result
Proposal 1
Yoshimitsu Kobayashi	17,296,632	300,425	6,029	97	Adopted
Ryoji Sato	17,458,803	138,265	6,029	98	Adopted
Takashi Tsukioka	17,461,803	135,262	6,029	98	Adopted
Kotaro Ohno	17,489,070	107,997	6,029	98	Adopted
Hiromichi Shinohara	17,507,095	89,972	6,029	98	Adopted
Masami Yamamoto	17,428,041	169,022	6,029	98	Adopted
Izumi Kobayashi	17,431,579	165,485	6,029	98	Adopted
Yumiko Noda	17,519,737	77,329	6,029	98	Adopted
Seiji Imai	15,487,155	2,109,879	6,029	87	Adopted
Hisaaki Hirama	16,798,372	798,664	6,029	94	Adopted
Masahiro Kihara	15,380,987	2,216,050	6,029	86	Adopted
Makoto Umemiya	17,251,916	345,148	6,029	97	Adopted
Motonori Wakabayashi	17,434,397	162,667	6,029	98	Adopted
Nobuhiro Kaminoyama	17,469,059	128,005	6,029	98	Adopted
Proposal 2	3,501,778	14,019,285	117,084	19	Rejected

Note:    The requirement for adoption of the proposal is as follows:

•

Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights is required for the adoption of Proposal 1.

•

Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights is required for the adoption of Proposal 2.

Although a motion was submitted against Proposal 1 to replace Mr. Yoshimitsu Kobayashi, Mr. Takashi Tsukioka, Mr. Masami Yamamoto and Ms. Izumi Kobayashi with other candidates, the motion was rejected by obtaining the disapproval of the majority of the voting rights held by the shareholders present at the meeting because the original proposal was lawfully adopted in respect of all directors, as shown in the above table.

(4)	Reason for not counting a portion of the voting rights of the shareholders present at the ordinary general meeting of shareholders

Since the adoption or rejection of all the proposals was conclusively decided by the exercise of the voting rights prior to the date of this general meeting and the number of voting rights of shareholders in attendance at this general meeting, whose approval or disapproval Mizuho Financial Group was able to confirm, the number of voting rights for approval, disapproval and abstention shown in the above table does not include a portion of those of the shareholders present at the general meeting.

-End-

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